Exhibit 99.(a)(1)(i)

Community Valley Bancorp

1360 East Lassen Avenue

Chico, California 95973

(530) 899-7100

Offer to Purchase for Cash up to 1,000,000 Shares of Common Stock

Each at a Purchase Price of $13.00 Per Share

The Offer and Withdrawal Rights Expire

at 5:00 P.M., Mountain Time, on April 28, 2008

Unless the Offer is Extended.

We, Community Valley Bancorp, invite our shareholders to tender up to 1,000,000 shares of our common stock, no par value, for purchase by us at a price of $13.00 per share net to the shareholder in cash, without interest upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together as they may be amended or supplemented from time to time constitute the “Offer”).  All shares acquired in the Offer will be acquired at the same purchase price.

If more than 1,000,000 shares are tendered, “odd lot” holders will have priority and other shares will be purchased prorata according to the provisions described in this document.  Shares tendered pursuant to the Offer but not purchased in the Offer will be returned at our expense promptly following the expiration date.  Only shares properly tendered and not properly withdrawn, will be purchased.  However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer, all of the shares tendered at the purchase price may not be purchased if more than the number of shares we seek are properly tendered.  This Offer is not conditioned on any minimum number of shares being tendered.  This Offer, however, is subject to other conditions.  See Section 7.  Our intent is to purchase up to 1,000,000 of our shares pursuant to the Offer.  However, we reserve the right, in our sole discretion, subject to applicable law to purchase more than 1,000,000 shares pursuant to the Offer and to extend the expiration of this Offer.  See Section 15.

Our shares of common stock are quoted on the NASDAQ Capital Market under the symbol “CVLL”.  On March 12, 2008, the last full trading day before the announcement of this Offer, the last reported sale price of a share was $9.60.  Shareholders are urged to obtain current market quotations for the shares.  See Section 8.

Our Board of Directors has approved the Offer.  However, neither we nor our Board of Directors, or depository is making any recommendation to any shareholder as to whether to tender or refrain from tendering shares.  Shareholders must make their own decisions whether to tender shares and, if so, how many shares to tender.  We have been advised some of our directors or executive officers may tender shares pursuant to this Offer.

The date of this Offer is March 13, 2008.

IMPORTANT

If you wish to tender all or any part of the shares registered in your name, you must:

•                  Follow the instructions described in Section 1 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Computershare, the Depository;

•                  If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender the shares for you; or

•                  Any shareholder who desires to tender shares whose certificates for the shares are not immediately available or cannot be delivered to the Depository or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depository prior to the expiration of the Offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

•                  To properly tender shares, you must validly complete the Letter of Transmittal.  If you have questions, need assistance or require additional copies of this Offer, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact Keith Robbins, CEO, John Coger, EVP, or Gayle Lee, SVP of Community Valley Bancorp, 1360 East Lassen Avenue, Chico, California 95973, (530) 899-7100.

•                  We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in this Offer.  You should rely only on the information contained in this document.  We have not authorized anyone to provide you with information or to make any representation in connection with this Offer other than those contained in this document or in the related Letter of Transmittal.  If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, our Board of Directors or the Depository.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It outlines the main terms of the Offer, but you should realize that it does not describe all of the terms as completely as the rest of this document and the Letter of Transmittal.  You should read this entire document and the Letter of Transmittal to learn the full details of the Offer.  We have included references to the sections of this document where you will find a more complete description.

WHO IS OFFERING TO PURCHASE MY SHARES?

We, Community Valley Bancorp, are offering to purchase your shares of common stock.

IF I TENDER MY SHARES, WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE?

The purchase price will be $13.00 per share.

HOW MANY SHARES WILL WE PURCHASE?

We would like to purchase 1,000,000 shares, but may purchase less than that amount if less than 1,000,000 shares are tendered.  One million (1,000,000) shares represents approximately 13.1% of our outstanding common stock.  See Section 1.

HOW WILL WE PAY FOR THE SHARES?

You will receive a check for the purchase price of the shares we buy from you.  We have the funds needed to pay for the shares.

WHEN WILL WE PAY YOU FOR THE SHARES?

As soon as administratively possible after the Expiration Date, currently set at April 28, 2008.  Computershare, our stock transfer agent will act as Depository and mail checks approximately five to ten business days after the Expiration Date. See Sections 1 and 3.

CAN I TENDER MY SHARES SUBJECT TO THE CONDITION THAT THE COMPANY MUST PURCHASE A MINIMUM NUMBER OF THE SHARES?

You may tender shares subject to the condition that a specified minimum number of your shares be purchased.  After the Offer expires, if more than 1,000,000 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally, and not properly withdrawn.  If the effect of this preliminary proration would be to reduce the number of shares to be purchased below the minimum number of shares that you requested to be purchased, your tender will automatically be regarded as withdrawn.  After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary.  If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 1,000,000 then, we will select by random lot enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 1,000,000 shares.  Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.  All shares tendered and not purchased will be returned as soon as practicable after the Expiration Date without any expense to the shareholder.

WHAT IS THE ACCOUNTING TREATMENT OF THE OFFERING?

The accounting for the repurchase of shares under this Tender Offer will result in the reduction of the Company’s shareholders’ equity, specifically common stock, of approximately $13 million if all of the shares under this Tender Offer are repurchased.

HOW LONG DO I HAVE TO DECIDE TO TENDER MY SHARES?

You may tender your shares until the Offer expires.  The Offer is set to expire on April 28, 2008 at 5:00 p.m. Mountain Time, unless extended by us (“Expiration Date”).  See Sections 3 and 15.

HOW DO I TENDER MY SHARES?

•                                          You must properly complete and duly execute the Letter of Transmittal and deliver it with your share certificate(s) to the Depository, at the address appearing on page 33 of this document;

•                                          The Depository must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

•                                          You must comply with the guaranteed delivery procedure outlined in Section 3.

•                                          You may also contact the Company or your broker for assistance.  See Section 3 and the instructions to the Letter of Transmittal.

ONCE I HAVE TENDERED MY SHARES, CAN I WITHDRAW MY TENDER?

You may withdraw your tendered shares at any time before 5:00 p.m., Mountain Time, on Monday, April 28, 2008, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended.  In order to withdraw your tendered shares, you must deliver a written or facsimile notice of your withdrawal to the Depository, Computershare, 350 Indiana Street, Suite 800, Golden, Colorado 80401 (800) 962-4284.  Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares.  Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depository or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.  Tendering shareholders, however, will not be able to withdraw their tendered shares after the Expiration Date.  See Section 4.

CAN THE OFFER BE EXTENDED, AMENDED OR TERMINATED AND UNDER WHAT CIRCUMSTANCES?

We can extend or amend the Offer in our sole discretion.  If we extend the Offer, we will delay acceptance of any shares that have been tendered.  See Section 15 for a more detailed discussion of the extension and termination of the Offer.

HOW WILL I BE NOTIFIED IF THE TENDER OFFER IS EXTENDED OR AMENDED?

If the Offer is extended, we will make a public announcement by a press release of the extension no later than 6:00 a.m., Pacific Time, on the first business day after the previously scheduled Expiration Date.  We will announce any amendment to the Offer by making a public announcement by press release of the amendment.  See Section 15.

WHAT IS PRORATION AND HOW WOULD IT APPLY?

Proration will not occur unless the total number of shares tendered is more than 1,000,000 shares.  Proration is calculating your proportion of the total shares tendered when such total is greater than the number of shares we actually purchase.  Proration for each shareholder tendering shares, other than Odd Lot Holders will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than Odd Lot Holders.

DO ODD LOT HOLDERS RECEIVE PREFERENTIAL TREATMENT IN THE TENDER OFFER?

All shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any shareholder who beneficially owns, as of the expiration date, a total of less than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares.  Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares.  By accepting this Offer, a shareholder beneficially owning fewer than 100 shares may avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.  Any shareholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned “Odd Lots” on the Letter of Transmittal.  See Section 1.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?

If you are a registered shareholder and you tender your shares directly to the Depository, you will not incur any brokerage commissions.  If you hold your shares through a broker or a bank, we urge you to consult your broker or bank to determine whether they charge applicable transaction costs.  See Section 1.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?

Generally, you will be subject to U.S. federal income taxation when you receive cash from us for the shares you tender.  The cash you receive will be treated either as a sale or exchange eligible for capital gains treatment or a dividend.  See Section 14.

However, you are urged to consult your own tax advisor to determine the particular tax consequences to you of the sale or exchange of shares in the Offer.

WILL I HAVE TO PAY A STOCK TRANSFER TAX IF I TENDER MY SHARES?

You will not incur any stock transfer tax if you instruct the Depository in the Letter of Transmittal to make payment for the shares to the registered holder.  See Section 3.

IF I DECIDE NOT TO TENDER, HOW DOES THE OFFER AFFECT MY SHARES?

There will be fewer shares outstanding after the Offer.  Because there will be fewer shares outstanding, you will own a larger percentage of our outstanding shares and in our future earnings and assets.  Our purchase of shares in the Offer will reduce the number of outstanding shares and shares available for trading in the securities markets.  In addition, once the Offer is completed, there is no assurance that the stock price will not decrease to pre-offer levels or below, although we may continue to purchase shares at then current prices in accordance with federal and state securities laws.  Our purchase of shares could result in lower stock prices or reduced liquidity in the trading market for common stock in the future.

ARE THERE ANY SPECIAL CONDITIONS TO THE OFFER?

Yes.  We will not purchase the tendered shares if prohibited by a court or governmental action or there are changes in general market conditions or our business that, in our judgment, may be materially adverse.  See Section 7.

HAVE WE OR OUR BOARD OF DIRECTORS ADOPTED A POSITION ON THE OFFER?

Our Board of Directors approved the Offer.  However, neither we, nor our Board of Directors or Depository make any recommendation to you as to whether or not you should tender your shares.  You must make your own decision whether or not to tender your shares, and if so, how many shares to tender.  Our Directors and Executive Officers have advised us that they intend to tender shares in the Offer.  See Section 2.

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IF I DECIDE NOT TO TENDER, HOW DOES THE OFFER AFFECT MY SHARES?

There will be fewer shares outstanding after the Offer.  Because there will be fewer shares outstanding, you will own a larger percentage of our outstanding shares.

IF I DECIDE TO TENDER, WILL I STILL RECEIVE THE FIRST QUARTER CASH DIVIDEND?

Yes, if you tender you will still receive the cash dividend declared on March 4, 2008, payable to shareholders of record as of March 31, 2008 as you will own the shares tendered on the cash dividend record date.

TO WHOM CAN I TALK IF I HAVE QUESTIONS?

Shareholders who have questions or need assistance may call Gayle Lee, Senior Vice President/Controller of Community Valley Bancorp, at the following address and telephone numbers: 6653 Clark Road, Paradise, California 95969, (530) 877-2506 extension 3161.  If the shares you own are held by a broker, your broker should be able to assist you with the procedure to tender your shares.

FORWARD-LOOKING STATEMENTS

This Offer and the documents incorporated by reference in this Offer contain certain statements that are not historical facts and constitute projections, forecasts or forward-looking statements.  These statements may be identified by the use of forward-looking words or phrases, such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may” and “should.”  These statements are not guarantees of performance.  They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements.  Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements.  Specific factors that might cause such a difference, include, but are not limited to factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and our other reports filed with the Securities and Exchange Commission.  We undertake no obligation to make any revision to the forward-looking statements contained in this Offer or incorporated by reference in this Offer or to update them to reflect events or circumstances occurring after the date of this document.

INTRODUCTION

To the Holders of our Common Stock:

We invite our shareholders to tender shares of our common stock, no par value, for purchase.  We are offering to purchase up to 1,000,000 shares at a price of $13.00 per share, net to the seller in cash, without interest.

Our Offer is being made upon the terms and subject to the conditions set forth in this Offer and in the related Letter of Transmittal which, as they may be amended or supplemented from time to time.

Only shares properly tendered and not properly withdrawn may be purchased.  However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer, all of the shares tendered will not be purchased if more than the number of shares we seek are tendered.  We will return shares we do not purchase because of proration or conditional tenders promptly following the Expiration Date.  See Section 1.

We reserve the right, in our sole discretion, to purchase more than 1,000,000 shares pursuant to the Offer, subject to certain limitations and legal requirements.  See Section 15.

The Offer is not conditioned on any minimum number of shares being tendered.  The Offer is, however, subject to other conditions.  See Section 7.

Our Board of Directors has approved this Offer.  However, neither we nor our Board of Directors nor Depository is making any recommendation whether you should tender or refrain from tendering your shares.  You must make your own decision whether to tender your shares and, if so, how many shares to tender.  In deciding whether to tender, you should consider our reasons for making this Offer and other available information about us.  See Section 2.  Our Directors and Executive Officers have advised us that they intend to tender shares in the Offer.  See Section 11.

If at the expiration of the Offer, more than 1,000,000 shares (or such greater number of shares as we may elect to purchase) are properly tendered and not properly withdrawn, we will buy shares:

•                  first, from all Odd Lot Holders (as defined in Section 1) who properly tender all of their shares;

•                  second, on a pro rata basis from all other shareholders who properly tender all of their shares, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•                  third, as to holders who have tendered their shares conditionally and whose conditions were not initially satisfied by random lot.

You should refer to Sections 1 and 6 for additional information concerning priorities and proration procedures.

The purchase price will be paid net to the tendering shareholder in cash, without interest, for all shares purchased.  Tendering shareholders who hold shares registered in their own name and who tender their shares directly to the Depository will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 9 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the Offer.  Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depository.  Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depository the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8 obtained from the Depository may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering shareholder or other payee pursuant to the Offer.  See Section 3.

The 1,000,000 shares that we are offering to purchase pursuant to the Offer represents approximately 13.1% of our shares outstanding as of February 29, 2008.  The shares are quoted upon NASDAQ under the symbol “CVLL.”  On March 12, 2008, the last full trading day before the announcement of the Offer, the last reported sale price of the shares was $9.60 per share.  Shareholders are urged to obtain current market quotations for the shares.  See Section 11.

THE OFFER

1.                                      NUMBER OF SHARES; PRIORITY; AND PRORATION.

Upon the terms and subject to the conditions of the Offer, we will purchase up to 1,000,000 shares of our common stock or the lesser number of shares that are properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date at a price of $13.00 per share, net to the seller in cash, without interest.  The term “Expiration Date” means 5:00 p.m., Mountain Time, on Monday, April 28, 2008.  We may, in our sole discretion, extend the period of time during which the Offer will remain open.  In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by us, will expire.  See Section 15 for a description of our right to extend, delay, terminate or amend the Offer.  In accordance with Instruction 4 of the Letter of Transmittal, shareholders desiring to tender shares must specify that they are willing to sell their shares to us at the price of $13.00 per share.

Only shares properly tendered at a price of $13.00 per share and not properly withdrawn will be purchased.  However, because of the “odd lot” priority, proration and conditional tender provisions of the Offer, all of the shares tendered will not be purchased if more than the number of shares we seek are properly tendered.  All shares tendered and not purchased in the Offer, because of proration or conditional tenders, will be returned to the tendering shareholders at our expense promptly following the Expiration Date.

We reserve the right to purchase more than 1,000,000 shares in the Offer.  In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase in the Offer an additional number of shares not to exceed 2% of the currently outstanding shares (approximately 153,250 shares) without amending or extending the Offer.  See Section 15.

In the event of an oversubscription of the Offer, shares tendered before the Expiration Date will be subject to proration, except for Odd Lots (as defined below).  The proration period also expires on the Expiration Date.

If we (1) increase or decrease the price that may be paid for shares, (2) increase the number of shares that we may purchase in the Offer by more than 2% of our outstanding shares, or (3) decrease the number of shares that we may purchase in the Offer, then the Offer must remain open for at least 10 business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

The Offer is not conditioned on any minimum number of shares being tendered.  The Offer is, however, subject to other conditions.  See Section 7.

Priority of Purchases

If more than 1,000,000 shares (or a greater number of shares as we may elect to purchase) have been properly tendered and not properly withdrawn before the Expiration Date, we will purchase properly tendered shares on the basis set forth below:

First, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

(1)           tenders all shares owned beneficially or of record by the Odd Lot Holder (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

(2)           completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Second, after the purchase of all of the shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, determined by dividing the number of shares tendered (other than by Odd Lot Holders given priority as described above) by the remaining number of shares to be purchased in the Offer.

Third, if necessary to permit us to purchase 1,000,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the Expiration Date, will, to the extent feasible, be selected for purchase by random lot.  To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of shares, none of those shares will be purchased.

Odd Lots

The term “Odd Lot” means all shares tendered by any person (an “Odd Lot Holder”) who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.  Odd Lot Holders who tender all of their shares will be accepted for payment before any proration of the purchase of other tendered shares.  This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares.  By tendering in the Offer, an Odd Lot Holder holding shares in its name and tendering his, her or its shares directly to the Depository may avoid the payment of brokerage commissions and any additional odd lot discounts in a sale of the Odd Lot Holder’s shares.  Any Odd Lot Holder wishing to tender all of his, her or its shares in the Offer must complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.  Odd Lot Holders who do not complete the form(s) will not receive this preference.

Proration

If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Date.  Proration for each shareholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than Odd Lot Holders.  Proration will also be subject to the procedures described above under “Priority of Purchases.”  Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the Odd Lot procedure described above and the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until approximately five business days after the Expiration Date.  The preliminary results of any proration will be announced by press release promptly after the Expiration Date.  After the Expiration Date, shareholders may obtain preliminary proration information from the Depository and also may be able to obtain the information from their brokers.

As described in Section 14, the number of shares that we will purchase from a shareholder in the Offer may affect the U.S. federal income tax consequences to the shareholder of the purchase and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of shares held by the tendering shareholder.  The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.  This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.                                      PURPOSE OF THE OFFER; CERTAIN
EFFECTS OF THE OFFER TO PURCHASE.

Purpose of the Offer

It is our long-term goal to increase shareholder value.  Our Board of Directors believes that one method of increasing shareholder value is through the repurchase of our shares of common stock. In recognition of this, in 2007, we began a program to repurchase shares of our common stock, when our Board of Directors approved the repurchase of up to $6 million of the outstanding shares. However, due to the limited trading volume in our common stock, we have only purchased approximately 30,931 shares through January 31, 2008.  In an effort to increase the number of shares acquired, we initiated this Offer and have sufficient funds available to consummate the Offer and pay related expenses.  See Section 10.

Our Offer is for $13.00 per share.  In determining the purchase price, we considered certain factors, including, but not limited to the historical trading price of our common stock, the sales volume for our common stock, the anticipated effect of the Tender Offer on our earnings per share and return on equity and the fairness opinion issued by Howe Barnes Hoefer & Arnett.  In light of our common stock trading price, we believe that the Offer is beneficial to us and our shareholders because the reduction in the number of our shares outstanding should result in an increase of our earnings per share and return on equity.

The Offer will also allow those shareholders the ability to sell their shares without brokerage commission and related transaction costs.  Shareholders who hold their shares through a broker, however, may be charged a fee by their broker to tender their shares.  Although our shares have been quoted on NASDAQ since 2006, trading in our shares has been limited.  This Offer will provide a method for those shareholders who wish to sell a substantial proportion of their shares at a fixed price and in a manner that does not result in the sales price to be adversely affected as a result of a large number of shares that would otherwise have to be offered for sale on NASDAQ or in a private transaction.

We believe that the Tender Offer represents a mechanism to provide all shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of our capital if they so elect.  This format of repurchase also provides a method for shareholders not participating to increase at no additional cost their relative percentage interest in us and our future operations.  As a result, our Board of Directors believes that investing in our own shares in this manner is an attractive use of capital and efficient means to provide value to all of our shareholders.

Our Offer provides shareholders who are considering a sale of their shares with the opportunity to sell their shares at $13.00 per share.  This represents approximately a $3.40 premium over the $9.60 per share which was the closing price for a share of common stock as of March 12, 2008, the last trading day prior to our announcement of the Offer.

Fairness Opinion

The Company’s Board of Directors retained Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”) to render financial advisory and investment banking services in connection with the Offer.  Howe Barnes is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with the Company and its business.  As part of its investment banking activities, Howe Barnes is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On February 8, 2008 Howe Barnes rendered a written opinion that the consideration to be paid in the Offer is fair, from a financial point of view, to the Company common shareholders who choose not to tender shares.  The full text of Howe Barnes’ opinion is attached as Exhibit A to this Offer and should be read in its entirety.

For purposes of this opinion and in connection with our review of the proposed transaction, Howe Barnes has, among other things:

•                  Has reviewed the terms of the Offer;

•                  Participated in discussions with representatives of the Company concerning its financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

•                  Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of the Company, including those included in the Company’s annual reports for the past three years and the Company’s quarterly reports for the past two years as well as other internally generated reports relating to asset/liability management, asset quality, and similar documents;

•                  Reviewed certain financial forecasts and projections of the Company, prepared by its management team;

•                  Reviewed reported market prices and historical trading activity of the Company’s common stock;

•                  Reviewed certain aspects of the financial performance of the Company and compared such financial performance of the Company with stock market data relating to the Company’s common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

•                  Participated in certain discussions among representatives of the Company and its legal advisor;

•                  Reviewed the potential pro forma impact of the Offer and;

•                  Reviewed such other information and performed such other studies and analyses as it considered relevant.

Howe Barnes has assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to it by the Company and its representatives, and of the publicly available information that was reviewed by it.  Howe Barnes is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that the allowance for loan losses set forth in the balance sheet of the Company is adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.  Howe Barnes was not retained to and it did not conduct a physical inspection of any of the properties or facilities of the Company, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of the Company, was not furnished with any such evaluation or appraisal, and did not review any individual credit files.

Howe Barnes’ opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to it as of, the date hereof.  Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of the Company could materially affect the assumptions used in preparing the opinion.  Howe Barnes assumed that all of the representations and warranties contained in the Offer and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Offer are not waived.

No limitations were imposed by the Company’s Board of Directors upon Howe Barnes with respect to the investigations made or procedures followed in rendering its opinion.  Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the of the consideration to be paid by the Company in its Offer for up to one million shares of the Company and does not address the Company’s underlying business decision to proceed with the Merger.  Howe Barnes has been retained on behalf of the Board of Directors of the Company, and its opinion does not constitute a recommendation to any director of the Company as to how such director should vote with respect to the Offer.

Howe Barnes relied upon the management of the Company as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefore) provided to it, and Howe Barnes assumed that such forecasts and projections reflect the best currently available estimates and judgments of the Company’s management.  The Company does not publicly disclose internal management forecasts, projections or estimates of the type furnished to or reviewed by Howe Barnes in connection with its analysis of the financial terms of the Offer, and such forecasts and estimates were not prepared with a view towards public disclosure.  These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of the Company, including without limitation to, the general economic, regulatory and competitive conditions.  Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

In delivering its opinion to the Board of Directors of the Company, Howe Barnes prepared and delivered to the Company’s Board of Directors written materials containing various analyses and other information.  The following is a summary of the material financial analyses performed by Howe Barnes in connection with the preparation of its opinion and does not purport to be a complete description of all the analyses performed by Howe Barnes.  The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Therefore, an opinion is not necessarily susceptible to partial analysis or summary description.  Howe Barnes believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion.  In its analyses, Howe Barnes made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of the Company and Howe Barnes.  Any estimates contained in Howe Barnes’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.  Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

Summary of Proposal.  Howe Barnes reviewed the financial terms of the proposed Offer.  Subject to the provisions of the Offer, the Company is offering to purchase up to one million shares of common stock at $13.00 per share.

Transaction Ratios:

Price to December 31, 2007 Common Book Value	1.94x
Transaction Value to December 31, 2007 Tangible Common Book Value	1.94x
Transaction Value to 2007 Earnings	15.3x

Pro Forma Merger Analysis.  Howe Barnes performed pro forma transaction analyses to calculate the financial implications of the transaction to the Company shareholders.  This analysis assumes, among other things, that one million shares are purchased at a price of $13.00 per share, that the transaction closes at March 31, 2008 and a marginal tax rate of 40%.  This analysis indicated that the transaction would be 8.51% accretive to the Company’s projected earnings per share in 2008 and 12.23% accretive to projected earnings per share in 2009.

Analysis of Selected Public Companies.  Howe Barnes used publicly available information to compare selected financial and market trading information for the Company with those of a group of comparable publicly traded California banking organizations with total assets between $300 and $900 million.  The financial institutions in the Company’s peer group were:

1st Centennial Bancorp	Heritage Oaks Bancorp
1st Pacific Bancorp	Mirae Bancorp
American Business Bank	NCAL Bancorp
American River Bankshares	Oak Valley Community Bank
Bank of Commerce Holdings	Pacific Premier Bancorp, Inc.
Bridge Capital Holdings	Pacific State Bancorp

Central Valley Community Bancorp	Plumas Bancorp
Citizens Bancorp	Premier Commercial Bancorp
Community West Bancshares	Premier Valley Bank
Epic Bancorp	Saehan Bancorp
First Northern Community Bancorp	San Joaquin Bancorp
FNB Bancorp	Summit State Bank
Greater Sacramento Bancorp	United Security Bancshares

To perform this analysis, Howe Barnes used financial data as of and for the year ended December 31, 2007 and pricing data as of January 31, 2008 for the peer companies and the offering price of $13.00 per share for the Company.  The results of the analysis are set forth in the following table.

	Offer Price of $ 13.00 Per Share	Selected Companies High	Selected Companies Low
Price/Book Value	1.94x	2.34x	0.71x
Price/Tang. Book Value	1.94x	2.85x	0.71x
Price/LTM Earnings	15.3x	21.1x	9.3x

The pricing multiples for the Company based on an offering price of $13.00 per share fall within the range of trading multiples of the peer companies supporting the fairness of the offering price.

No company or transaction used as a comparison in the above analysis is identical to the Company.  Accordingly, an analysis of these results is not strictly mathematical.  An analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of the Company and the companies included in the peer companies.

Howe Barnes has not previously provided investment banking and financial advisory services to the Company.  Pursuant to the terms of an engagement letter with the Company, Howe Barnes will receive a fee from the Company for delivery of its fairness opinion.  In addition, the Company has agreed to indemnify Howe Barnes against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws.

Potential Risks and Disadvantages

Our Offer also presents some potential risks and disadvantages to us and our non-tendering shareholders and tendering shareholders, including:

•                                          we may spend up to $13,025,000 in cash to pay for the tendered shares, assuming that we purchase 1,000,000 shares in the Tender Offer at $13.00 per share and incur expenses of approximately $25,000.

•                                          our shareholders’ equity will decrease from approximately $51 million to approximately $38 million, assuming that we purchase 1,000,000 shares in the Tender Offer at $13.00 per share and incur expenses of approximately $25,000.

•                                          our Offer will reduce our “public float,” which is the number of shares owned by outside shareholders and available for trading in the securities markets.  This may result in lower stock prices or reduced liquidity in the trading market for shares in the future and may make it more difficult to buy or sell significant amounts of our shares without materially affecting the market price.  See Section 12.

•                                          shareholders who sell their shares will not be able to participate in our potential growth and appreciation or receive stock or cash dividends on their shares.

Depending on the results and prospects of our business, we may in the future purchase additional shares of our common stock in the open market, private transactions, or otherwise.  Any of these purchases may be on the same terms as, or on terms more or less favorable to shareholders, than the terms of this Offer.  However, Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any shares, other than through this Offer, until at least ten business days after the expiration or termination of this Offer.

Our Board of Directors has approved this Offer.  However, neither we nor our Board of Directors or Depository, is making any recommendation as to whether you should tender or not tender your shares or at what price or prices you should choose to tender your shares.  Shareholders are urged to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender.

Our Directors, Executive Officers and employees who own shares may participate in the Offer on the same basis as our other shareholders.

Certain Effects of the Offer

Upon the completion of the Offer, non-tendering shareholders will own a greater percentage interest in us.  The relative percentage beneficial ownership held by our Directors and Executive Officers may also increase.

As of December 31, 2007, the book value per share of our common stock was $6.70.  Assuming that the 1,000,000 shares sought to be purchased by us had been acquired on such date at the price of $13.00 per share, the adjusted book value per share as of that date would have been $5.75.

Non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future.  Shareholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise.  We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price we pay in this Offer.

Shares we acquire pursuant to our Offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further shareholder action, except as required by applicable law or any securities exchange on which the shares are then listed, for any purpose including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.  We have no current plans for issuance of the shares that are expected to be purchased through our Offer.

We currently have no plans, proposals or negotiations underway that relate to or would result in:

•                                          Any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•                                          Any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•                                          Any material change in our capitalization, corporate structure or business;

•                                          Any material change in our present Board of Directors or management or any plans or proposals to change the number or the terms of Directors (although we may fill vacancies arising on the Board or expand the Board) or to change any material term of the employment agreement with any Executive Officer (although we may enter into employment agreements with our Executive Officers);

•                                          Any material change in our corporate structure or business;

•                                          Any class of our equity securities ceasing to be authorized to be quoted on the NASDAQ Capital Market;

•                                          Any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•                                          The suspension of our obligation to file reports under Section 13 of the Exchange Act; or

•                                          The acquisition by any person of additional securities of ours or the disposition of our securities.

•                                          Any change in our articles of Incorporation, Bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Notwithstanding the foregoing, we consider from time to time and may in the future consider opportunities to take such actions.

The Board of Directors has approved the Offer.  However, neither we nor our Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any or all of such shareholder’s shares and has not authorized any person to make any such recommendation.  Shareholders are urged to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decisions whether to tender shares and, if so, how many shares to tender.

Following completion of the Offer, we and the Bank will continue to have strong capital positions.  The Bank will continue to qualify as a “well capitalized” financial institution under the prompt corrective action regulations of the FDIC.

Retirement of Repurchased Shares.

Upon payment of the purchase price, the tendered shares will no longer be outstanding and will not be entitled to vote for any matters.  Shareholders will be able to exercise all their rights with respect to the shares tendered by them prior to the payment of the purchase price, including any dividends, distributions, voting rights or other rights of shareholders of record as of a date prior to the date of payment.

3.                                      PROCEDURE FOR TENDERING SHARES.

Valid Tender of Shares.  For shares to be validly tendered pursuant to the Offer, you must, on or prior to the Expiration Date, either:

(i)                                     deliver to the Depository at its address set forth on the back cover of this Offer: (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transaction; (b) the certificates representing shares to be tendered or timely confirmation of a book-entry transfer of shares into the Depository’s account at the Book-Entry Transfer Facility; and (c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions of this Offer;

(ii)                                  cause your broker, dealer, commercial bank or trust company to tender applicable shares pursuant to the procedures for book-entry transfer described below; or

(iii)                               comply with the guaranteed delivery procedures described below.

The method of delivery of certificates representing shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at your option and risk and the delivery will be deemed made only when actually received by the depository.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.

Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.  If you tender your shares directly to the Depository, you will not have to pay any brokerage commissions.  If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if: (i) the Letter of Transmittal is signed by the registered holder of the shares tendered and the holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal.  For this purpose, the “registered holder” includes any financial institution that is a participant in the Book-Entry Transfer Facility; or (ii) shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agents in the United States (each an “Eligible Institution”).  If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, and the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.  See Instruction 1 on the Letter of Transmittal.  Also, see Section 3 of this Offer for information about applicable stock transfer taxes.  In all cases, payment for shares tendered and accepted for payment in the Offer will be made only after timely receipt by the Depository of certificates for shares (or a timely share confirmation of a book-entry transfer of the shares into the Depository’s account at the Book-Entry Transfer Facility as described below), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Book-Entry Transfer

The Depository will establish an account with respect to the shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer.  Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares into the Depository’s account in accordance with the procedures of the Book-Entry Transfer Facility.  Although delivery of shares may be effected through book-entry transfer into the Depository’s account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an Agent’s Message in the case of a book-entry transfer, together with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depository at its address set forth on the back cover of this Offer on or prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.

Delivery of required documents to the book-entry transfer facility in accordance with its procedures does not constitute delivery to the Depository and will not constitute a valid tender.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depository and forming a part of the confirmation of a book-

entry transfer of shares into the Depository’s account at the Book-Entry Transfer Facility, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Guaranteed Delivery

If you desire to tender shares pursuant to the Offer and your share certificates are not immediately available or time will not permit all required documents to reach the Depository on or prior to the Expiration Date or the procedures for book-entry transfer cannot be completed on a timely basis, your shares still may be tendered, if all the following guaranteed delivery procedures are complied with: (i) the tender is made by or through an Eligible Institution; (ii) the Depository receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document, specifying the price at which shares are being tendered, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and (iii) all of the following are received by the Depository within three NASDAQ trading days after the date of receipt by the Depository of the Notice of Guaranteed Delivery: (a) either (1) the share certificates, or (2) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe above; (b) either (1) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees; or (2) an Agent’s Message of the type we describe above in the case of a book-entry transfer; and (c) any other documents required by the Letter of Transmittal.  A “trading day” is any day on which NASDAQ is open for business.

Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the Offer.

Determination of Validity

All questions as to the number of shares to be accepted, the form of documents and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may be unlawful.  We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular shares.  No tender of shares will be deemed to be validly made until all defects and irregularities have been cured or waived.  Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and neither, we nor any other person will incur any liability for failure to give such notice. Should the Company waive any condition or defect, the condition or defect will be waived for all shareholders.

Lost or Destroyed Certificates

Shareholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed may either complete the box provided in the section titled “Lost Securities” and indicating the number of shares represented by the certificates so lost, destroyed or stolen or contact Computershare, the Depository and our transfer agent, at (800) 962-4284 for instructions as to the documents that will be required to be submitted together with the Letter of Transmittal to receive stock certificates representing the shares.  Shareholders are requested to contact the transfer agent immediately to permit timely processing of this documentation.  Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depository and not to us.  Any documents delivered to us will not be forwarded to the Depository and will not be deemed to be properly tendered.

United States Federal Income Tax Backup Withholding

Certain noncorporate shareholders are subject to United States federal income tax backup withholding at a rate of 28% on payment of the gross proceeds payable pursuant to the Offer.  Backup withholding must be withheld and remitted to the United States Internal Revenue Service (“IRS”), unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depository (as payor) and certifies under penalties of perjury that the number is correct.  Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless the shareholder otherwise establishes to the satisfaction of the Depository that the shareholder is not subject to backup withholding.  See Instruction 12 of the Letter of Transmittal.  If the shareholder does not provide the Depository with the correct taxpayer identification number, the shareholder may be subject to penalties imposed by the IRS.  If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Each shareholder should consult his or her own tax advisor as to whether he or she is subject to or exempt from federal income tax withholding.

For a discussion of certain other federal income tax consequences to tendering shareholders, see Section 14.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.

All questions as to the number of shares to be accepted, the form of documents and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.  We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may be unlawful.  We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular shares.  No tender of shares will be deemed to be validly made until all defects and irregularities have been cured or waived.  Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and neither we nor any other person will incur any liability for failure to give such notice.

Rule 14e-4

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person (directly or indirectly) to tender shares for his or her own account unless, at the time of tender and at the end of the proration period (including any extension thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of shares tendered and will acquire such shares for tender by conversion, exercise of exchange of such other securities, and (ii) will cause such shares to be delivered in accordance with the terms of the Offer.  Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.  The tender of shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer as well as the tendering shareholders’ representation and warranty that (i) such shareholder has a net long position in the shares being tendered within the meaning of Rule 14e-4, and (ii) the tender of such shares complies with Rule 14e-4.  Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

4.             WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, the tender of shares pursuant to the Offer is irrevocable.  Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, unless accepted for payment by us. For a withdrawal to be effective, the Depository must receive in a timely manner (at the address set forth on the last page of this Offer) a written or facsimile transmission notice of withdrawal.  Such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such shares.  If the certificates have been delivered or otherwise identified to the Depository, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution).  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and neither we nor any other person will incur any liability for failure to give such notice.  Any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer.  Withdrawn shares may, however, be retendered by the Expiration Date by again following any of the procedures described in Section 3.

If we extend the Offer, are delayed in our purchase of shares or are unable to purchase the shares pursuant to the Offer for any reason, then without prejudice to our rights under the Offer, we may, subject to applicable law, retain all tendered shares, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

Shareholders may withdraw their shares, if not yet accepted for payment, after the expiration of forty business days from the commencement of the Tender Offer.

5.             ACCEPTANCE FOR PAYMENT OF SHARES AND

PAYMENT OF PURCHASE PRICE.

Upon the terms and subject to the conditions of the Offer, we will purchase and pay $13.00 per share for up to 1,000,000 shares (subject to increase or decrease as provided in Section 15) or such lesser number of shares as are validly tendered, as promptly as practicable after the Expiration Date.

Payment for shares purchased pursuant to the Offer will be made by us.  In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date.  Certificates for all shares not purchased, including all shares not purchased due to proration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the tendering shareholder.  Under no circumstances will we pay interest on the purchase price.  In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer.  See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the Offer; provided, however, that (i) if payment of the purchase price is to be made to, or (ii) (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person will be deducted from the purchase price unless evidence satisfactory to us of the payment of such taxes or exemption therefrom is submitted.  See Instruction 6 of the Letter of Transmittal.

We may be required to withhold and remit to the Internal Revenue Service (the “IRS”) 28% of the gross proceeds paid to any tendering shareholder or other payee who fails to complete fully and sign the Substitute Form W-9 included in the Letter of Transmittal.  See Section 14.

6.             CONDITIONAL TENDER OF SHARES.

Under certain circumstances and subject to the exceptions for Odd Lot Holders, we may prorate the number of shares purchased in the Offer.  As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender.  The conditional tender alternative is made available so that you may seek to structure our purchase of shares in the Offer so that the transaction will be treated as a sale of the shares by you, rather than the payment of a dividend, for U.S. federal income tax purposes.  Accordingly, you may tender shares subject to the condition that a specified minimum number of your shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased.  We urge you to consult with your own tax advisor.  If you wish to make a conditional tender, you must indicate this in the box captioned “Conditional Tender” in the

Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery.  In the box in the Letter of Transmittal or the Notice of Guaranteed Delivery, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased.  After the Offer expires, if more than 1,000,000 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally, and not properly withdrawn.  If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.  After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary.  If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 1,000,000 then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 1,000,000 shares.  In selecting these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their shares.  Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.  All shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery regarded as withdrawn as a result of proration and not eventually purchased will be returned as soon as practicable after the Expiration Date without any expense to the shareholder.

7.             CERTAIN CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the Offer, we shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see Section 15) if, in our reasonable judgment, at any time on or after March 13, 2008 and at or before the time of purchase of any such shares (for conditions requiring government regulatory approvals to consummate the offer) or at or before the expiration date (for all other conditions), any of the following events that are not within our direct or indirect control shall have occurred (or shall have been determined by us to have occurred) which, regardless of the circumstances (including any action or omission to act by us), makes it inadvisable to proceed with the Offer or with such purchase or payment:

(a)           there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which: (i) challenges the making of the Offer, the acquisition of shares pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in our sole judgment, would materially adversely affect our business, condition (financial or other), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the Offer’s contemplated benefits to include that such repurchase is contemplated to be accretive to our earnings per share;

(b)           there shall have been any action threatened or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our sole judgment, would directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the Offer or (iv) materially affect our business, condition (financial or other), income, operations or prospects, taken as a whole, or otherwise materially impair in any way our contemplated future conduct of the business;

(c)           there shall have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (iii) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the shares below $8.00 per share or in the general level of market prices of equity securities in the United States or abroad or any change in the general political, market, economic or financial conditions in the United States or abroad causing a decrease of 30% of the average closing value of the Dow Jones Industrial Average from the month prior to the beginning quarter (“NYSE Level 3 Trading Halt”) that would have a material adverse effect on our business, operations or prospects or the trading in the shares or that, in our sole judgment, makes it inadvisable to proceed with the Offer or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our sole judgment, a material acceleration or worsening thereof;

(d)           a tender or exchange offer for any or all of the shares (other than the Offer), or any merger, business combination or other similar transaction with or involving us, shall have been proposed, announced or made by any entity or person; or

(e)           any entity or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such entity or person which has acquired beneficial ownership of more than 5% of the outstanding shares prior to March 13, 2008).

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us) or may be waived by us in whole or in part.  Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time.  If we waive any material condition described above, we will extend the Expiration Date for at least five business days.  Any determination by us concerning the events described in this Section 7 shall be final and shall be binding on all parties.

8.             PRICE RANGE OF SHARES; DIVIDENDS.

Our common stock is quoted on NASDAQ under the trading symbol “CVLL”.  On March 12, 2008, the last full NASDAQ trading day prior to announcement of the Offer, the closing per share sale price as quoted by NASDAQ was $9.60 per share.  Shareholders are urged to obtain current market quotations for the shares.  The following table presents the high and low closing sale price of our common stock for 2008, and each quarterly period of the last two years as reported and as retroactively adjusted for the effect of applicable stock dividends.

Range of Stock Prices

Fiscal 2008	High	Low
Jan. 1 through March 12	$12.04	$9.20

Fiscal 2007	High	Low
4th Quarter	$13.85	$9.45
3rd Quarter	$14.59	$10.02
2nd Quarter	$14.00	$12.24
1st Quarter	$15.00	$12.00

Fiscal 2006	High	Low
4th Quarter	$17.80	$14.63
3rd Quarter	$17.95	$15.07
2nd Quarter	$19.79	$15.20
1st Quarter	$15.75	$13.30

Cash Dividend Information

On March 4, 2008, December 21, 2007, September 21, 2007, June 22, 2007, March 16, 2007, and December 22, 2006, the Board of Directors declared $0.08 cent per share cash dividends.  These cash dividends were payable to shareholders of record as of March 31, 2008 and to be paid on April 25, 2008, December 31, 2007 and paid on January 25, 2008, September 28, 2007 and paid on October 26, 2007, June 29, 2007 and paid on July 27, 2007, March 30, 2007 and paid on April 27, 2007, and December 29, 2006 and paid on January 26, 2007. On September 15, 2006, the Board of Directors declared $0.07 cent per share cash dividend.  This cash dividend was payable to shareholders of record as of September 29, 2006 and paid on October 27, 2006.  On June 20, 2006, the Board of Directors declared $0.06 cent per share cash dividend.  This cash dividend was payable to shareholders of record as of June 30, 2006 and paid on July 28, 2006.  On February 21, 2006, the Board of Directors declared $0.05 cent per share cash dividend.  This cash dividend was payable to shareholders of record as of March 31, 2006 and paid on April 28, 2006.  The Board of Directors is currently reviewing its strategic plan to utilize its capital assets in order to enhance shareholder value.  One of the initiatives includes review of the declaration of future cash dividends.  No plan has yet been finalized.

9.             CERTAIN INFORMATION ABOUT COMMUNITY VALLEY BANCORP.

We are a registered bank holding company under the Bank Holding Company Act of 1956, as amended.  We are subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and file with the Federal Reserve Board the reports as required under the Bank Holding Company Act.  We have one bank subsidiary, Butte Community Bank.  Founded in 1990, Butte Community Bank is a California state-chartered bank with 15 branches in eleven cities including Anderson, Chico, Colusa, Corning, Magalia, Oroville, Paradise, Red Bluff, Redding, Yuba City, and Marysville. It also operates loan production offices in Citrus Heights and Gridley.  We also have Butte Community Insurance Agency, LLC a full-service insurance agency offering all lines of coverage from auto and health to commercial and farm packages.

We are also subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters.  We have filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain additional information relating to the Offer.  Such material may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also via the Internet in the EDGAR archives located at the SEC’s Web site found at http://www.sec.gov.  Copies may also be obtained by mail for prescribed rates from the Commission’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

Selected Financial Data

The following table presents a summary of unaudited selected financial data for each of the five years ended December 31, 2007.  The data should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 10-K for the year ended December 31, 2007.

(dollars in thousands, except per share data)

	As of December 31,
Income Statement Summary	2007	2006	2005	2004	2003
Interest income	$43,223	$40,814	$32,438	$24,980	$21,517
Interest expense	$13,889	$9,532	$5,331	$4,056	$4,396
Net interest income before provision for
loan losses	$29,334	$31,282	$27,107	$20,924	$17,121
Provision for loan losses	$225	$775	$825	$790	$655
Non-interest income	$8,475	$6,769	$6,711	$6,019	$5,950
Non-interest expense	$26,687	$25,023	$20,824	$16,740	$13,818
Income before provision for income taxes	$10,897	$12,253	$12,169	$9,413	$8,598
Provision for income taxes	$4,439	$5,102	$4,971	$3,803	$3,329
Net Income	$6,459	$7,151	$7,198	$5,610	$5,269

Balance Sheet Summary
Total loans, net	$446,582	$442,251	$401,221	$339,174	$270,231
Allowance for loan losses	$(5,232)	$(5,274)	$(4,716)	$(4,381)	$(3,587)
Investment securities held to maturity	$1,625	$1,777	$2,295	$2,582	$3,823
Investment securities available for sale	$4,639	$3,350	$4,381	$4,379	$502
Interest-bearing deposits in banks	$24,250	$2,278	$6,636	$8,715	$7,925
Cash and due from banks	$31,714	$20,558	$18,988	$21,778	$26,205
Federal funds sold	$34,290	$42,070	$29,015	$46,440	$50,605
Other real estate	$—	$—	$—	$—	$—
Premises and equipment, net	$17,905	$15,359	$11,221	$9,027	$8,554
Total interest-earning assets	$506,154	$491,726	$443,548	$401,290	$333,086
Total assets	$580,620	$550,037	$494,777	$449,675	$386,723
Total interest-bearing deposits	$77,574	$407,868	$350,682	$318,266	$274,048
Total deposits	$423,417	$484,856	$434,018	$399,059	$342,511
Total liabilities	$529,647	$504,310	$453,222	$415,144	$356,774
Total shareholders' equity	$50,974	$45,726	$41,555	$34,531	$29,949
Per Share Data (1)
Basic earnings per share	$0.87	$0.98	$1.00	$0.79	$0.75
Diluted earnings per share	$0.85	$0.93	$0.95	$0.74	$0.71
Book value per weighted average share	$6.81	$6.28	$5.80	$4.86	$4.26
Cash dividends	$0.32	$0.26	$0.16	$0.16	$0.16
Weighted average common shares outstanding, basic	7,484,079	7,279,969	7,166,258	7,112,386	7,025,290
Weighted average common shares outstanding, diluted	7,626,617	7,661,045	7,611,704	7,601,092	7,430,518
Key O perating Ratios:
Performance Ratios:
Return on Average Equity (2)	13.22%	15.99%	18.82%	17.20%	19.07%
Return on Average Assets (3)	1.13%	1.38%	1.51%	1.34%	1.44%
Net Interest Margin (4)	5.68%	6.62%	6.32%	5.70%	5.32%
Dividend Payout Ratio (5)	37.08%	26.47%	15.93%	20.28%	20.67%
Equity to Assets Ratio (6)	8.78%	8.64%	8.02%	7.82%	7.54%
Net Loans to Total Deposits at Period End	89.14%	91.21%	92.44%	84.99%	78.90%
Asset Quality Ratios:
Non Performing Loans to Total Loans	0.06%	0.51%	0.00%	0.03%	0.02%
Nonperforming Assets to Total Loans and
Other Real Estate	0.06%	0.51%	0.00%	0.03%	0.02%
Net Charge-offs to Average Loans	0.00%	0.02%	0.00%	0.00%	0.03%
Allowance for Loan Losses to
Net Loans at Period End	1.17%	1.18%	1.16%	1.16%	1.19%

Capital Ratios:
Tier 1 Capital to Adjusted Total Assets	11.5%	10.1%	9.8%	9.5%	9.9%
Tier 1 Capital to Total Risk-Weighted As	13.1%	10.9%	11.4%	11.3%	12.2%
Total Capital to Total Risk-Weighted As	14.1%	11.9%	12.5%	12.5%	13.3%

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  These documents contain important information about us.

We are incorporating by reference the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s Web site at the address described above.  Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents.  You can obtain documents incorporated by reference in this Offer by requesting them in writing or by telephone from us at 1360 East Lassen Avenue, Chico, California 95973, telephone number is (530) 899-7100.  Please be sure to include your complete name and address in your request.  If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within a reasonable time after we receive your request.

10.          SOURCE AND AMOUNT OF FUNDS.

Assuming that we purchase 1,000,000 shares pursuant to the Offer, at a purchase price of $13.00 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $13,025,000.

We expect to fund the purchase of the shares tendered in the Tender Offer and the payment of related fees and expenses from available cash on hand.  The Tender Offer is not subject to the receipt of financing.

11.                               INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

As of February 15, 2008, we had 7,662,715 shares of our common stock outstanding.  In addition, we had reserved an additional 476,921 shares for issuance upon exercise of outstanding stock options.  The 1,000,000 shares that we are offering to purchase represent approximately 13.1% of our outstanding shares.  As of February 15, 2008, our Directors and Executive Officers as a group (13 persons) beneficially owned an aggregate of 2,120,164 shares (including 144,292 shares that may be acquired upon currently exercisable options.)  The exercise prices of these options range from $2.29 to $17.80.  We have been advised that the following Directors and/or Executive Officers intend to tender the number of shares set forth below pursuant to the Offer.  We have further been advised that many of these directors are tendering shares due to their ages and the mandatory distribution rules associated with their Individual Retirement Accounts or in order to diversify their investment holdings.

Robert Ching	111,844	Ellis Matthews	5,800
John Coger	45,000	Robert Morgan	73,916
Gene Even	20,044	Keith Robbins	75,000
John Lanam	30,000	Gary Strauss	45,000
Don Leforce	20,000	Hubert Townshend	25,000

Assuming we purchase 1,000,000 shares, pursuant to the Offer, and that our Directors and Executive Officers tender their shares pursuant to the Offer as noted above, after the Offer, our Directors and Executive Officers as a group would beneficially own approximately 24.2% of the total outstanding shares.  Assuming we purchase 1,000,000 shares, pursuant to the Offer, and that none of our Directors or Executive Officers tenders any of their shares pursuant to the Offer, after the Offer, our Directors and Executive Officers as a group would beneficially own approximately 31.8% of the total outstanding shares.

The following table sets forth the number of our shares beneficially owned by our Directors and Executive Officers.

Name of Beneficial Owner	Beneficial Ownership
	Pre Tender Offer			Pro Forma Post Tender Offer
	Number of Shares		Percent of Total	Number of Shares	Percent of Total

M. Robert Ching, M.D.	193,972	(2)	2.5%	75,128	1.1%
John F. Coger	151,889	(3)	2.0%	106,889	1.6%
Eugene B. Even	89,044		1.2%	69,000	1.0%
John D. Lanam	167,376	(4)	2.2%	137,376	2.1%
Donald W. Leforce	207,864	(5)	2.7%	187,864	2.5%
Charles J. Mathews	7,994	(6)	*	7,994	*
Ellis L. Matthews	82,008		1.1%	76,208	1.1%
Luther W. McLaughlin	12,104	(7)	*	12,104	*
Robert L. Morgan, M.D.	273,916	(8)	3.6%	200,000	3.0%
James S. Rickards	194,390	(9)	2.5%	194,390	2.9%
Keith C. Robbins	185,604	(10)	2.4%	110,604	1.7%
Gary B. Strauss, M.D.	296,016	(11)	3.9%	251,016	3.8%
Hubert I. Townshend	211,914	(12)	2.8%	186,914	3.0%

(1)           Includes shares subject to options held by each director and the directors and officers as a group that are exercisable within 60 days of February 15, 2008.  These are treated as issued and outstanding for the purpose of computing the percentage of each director and the directors and officers as a group but not for the purpose of computing the percentage of class of any other person.

(2)           Dr. Ching has shared voting and investment powers as to 51,726 of these shares and has 26,666 shares acquirable by exercise of stock options.

(3)           Mr. Coger has shared voting and investment powers as to 105,612 of these shares and has 216 shares acquirable by exercise of stock options.

(4)           Mr. Lanam has shared voting and investment powers as to 124,778 shares and has 16,666 shares acquirable by exercise of stock options.

(5)           Mr. Leforce has shared voting and investment powers as to 181,198 shares and has 26,666 shares acquirable by exercise of stock options.

(6)           Mr. C. Mathews has shared voting and investment powers as to 3,730 shares and has 4,264 shares acquirable by exercise of stock options.

(7)           Mr. McLaughlin has shared voting and investment powers as to 12,100 of these shares and has 4 shares acquirable by exercise of stock options.

(8)           Dr. Morgan has shared voting and investment powers as to 273,916 shares.

(9)           Mr. Rickards has shared voting and investment powers as to 142,984 shares and has 16,478 shares acquirable by exercise of stock options.

(10)         Mr. Robbins has shared voting and investment powers as to 55,258 shares and has 26,666 shares acquirable by exercise of stock options.

(11)         Dr. Strauss has shared voting and investment powers as to 211,376 shares and has 26,666 shares acquirable by exercise of stock options.

(12)         Mr. Townshend has shared voting and investment powers as to 189,434 shares.

Based upon our records, and upon information provided to us by our Directors and Executive Officers and affiliates, to the best of our knowledge, none of our Directors or Executive Officers, had effected any transactions involving the shares during the 60 days prior to the date hereof, other than Ellis Matthews who exercised his option to acquire 10,000 shares at $4.7109 per share on February 6, 2008 and 16,666 shares at $4.7109 on February 15, 2008, James Rickards who exercised his option to acquire 2,335 shares at $4.7109 per share on January 18, 2008, Robert Morgan who exercised his option to acquire 26,666 shares at $4.7109 per share on February 13, 2008, John Lanam who exercised his option to acquire 4,000 shares at $4.7109 on February 13, 2008, and Hubert Townshend who exercised his option to purchase 6,666 shares at $4.7109 on February 13, 2008.

Except for the outstanding options to purchase shares granted to our directors and executive officers pursuant to the Community Valley Bancorp 1997 Stock Option Plan and the Community Valley Bancorp 2000 Stock Option Plan, and as otherwise set forth in this Offer, neither we nor, to the best of our knowledge, any of our affiliates, Executive Officers or Directors, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Indebtedness of Management and Other Transactions

The Company and Bank have, and expect to have in the future, banking transactions in the ordinary course of their business with their Directors and Executive Officers, on substantially the same terms, including interest rates and collateral on loans comparable to transactions with others, and such transactions did not involve more than the normal risks of collectibility or present other unfavorable features.

12.          EFFECTS OF THE OFFER ON THE MARKET FOR SHARES.

Our purchase of shares in our Offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of our shareholders.  This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect non-tendering shareholders.  Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares.  Our shares are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders.  We believe that our purchase of shares in our Offer will not result in the remaining issued and outstanding shares becoming eligible for deregistration under the Exchange Act.

13.          LEGAL MATTERS; REGULATORY APPROVALS.

As a financial holding company, we are subject to the supervision of the Federal Reserve Board.  We are not required to seek regulatory approval to consummate the Offer.

The Bank Holding Company Act of 1956 and the Change in Bank Control Act each set forth thresholds with respect to the ownership of voting shares of a bank holding company of 5% and 10%, respectively, over which the owner of such voting shares may be determined to control such bank holding company.  If, as a result of the Offer, the ownership interest of any shareholder is increased over these thresholds, such shareholder may be required to reduce its ownership interest.  Each shareholder whose ownership interest may be so increased is urged to consult the shareholder’s own legal counsel with respect to the consequences to the shareholder of the Offer.

14.          MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following summary is a general discussion of the material United States federal income tax consequences of the Offer.  This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively.  No ruling as to any matter discussed in this summary has been requested or received from the IRS.

This discussion addresses only shareholders who hold shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, foreign persons, employee benefit plans, personal holding companies, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes, or persons who received their shares through the exercise of employee stock options or otherwise as compensation.  In addition, this discussion applies only to a shareholder that is:

•                                          a citizen or resident of the United States;

•                                          a corporation, partnership or other entity created or organized in the United States or under the laws of the United States, any state or of any political subdivision thereof;

•                                          an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•                                          a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

This summary also does not address the state, local or foreign tax consequences of participating in our Offer.

Holders of shares who are not United States holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable state, local or foreign tax consequences of our Offer.  Shareholders are urged to consult and rely on their own tax advisors to determine the particular tax consequences to them of participating or not participating in our Offer.

A sale of shares pursuant to the Offer will constitute a “redemption” under the Code and will be a taxable transaction for United States federal income tax purposes.  If the redemption qualifies as a sale of shares by a shareholder under Section 302 of the Code, the shareholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to the Offer and (ii) the shareholder’s tax basis in the shares surrendered pursuant to the Offer.  If the redemption does not qualify as a sale of shares under Section 302, the shareholder will not be treated as having sold shares but will be treated as having received a dividend taxable as ordinary income in an amount equal to the cash received pursuant to the Offer.  As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of the shareholder’s shares (including any shares constructively owned by the shareholder) that are purchased.  A shareholder desiring to obtain sale treatment therefore may want to make a conditional tender, as described in Section 6, to make sure that a minimum number of his or her shares (if any) are purchased.

Treatment as a Sale or Exchange

Under Section 302 of the Code, a transfer of shares to us pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the shares (rather than as a corporate distribution) if the receipt of cash upon the sale (a) is “substantially disproportionate” with respect to the shareholder, (b) results in a “complete termination” of the shareholder’s interest in us or (c) is “not essentially equivalent to a dividend” with respect to the shareholder.  These tests (the “Section 302 tests”) are explained more fully below.

If any of the Section 302 tests is satisfied, a tendering shareholder will recognize capital gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholder’s basis in the shares sold pursuant to the Offer.  If the shares have been held for more than one year, the gain or loss will be long-term capital gain or loss.

Constructive Ownership of Stock

In determining whether any of the Section 302 tests are satisfied, a shareholder must take into account not only shares actually owned by the shareholder, but also shares that are constructively owned pursuant to Section 318 of the Code.  Under Section 318, a shareholder may constructively own, in addition to shares owned directly, shares of certain related individuals and entities in which the shareholder has an interest, or, in the case of shareholders that are entities, by certain individuals or entities that have an interest in the shareholder, as well as any shares the shareholder has a right to acquire by exercise of an option or by the conversion or exchange of a security, such as the convertible securities.  With respect to option and convertible security attribution, the IRS takes the position that such shares are not to be considered outstanding for purposes of applying the Section 302 tests to other shareholders; however, there are both contrary and supporting judicial decisions with respect to this issue.

The Section 302 Tests

One of the following tests must be satisfied in order for the exchange of shares pursuant to the Offer to be treated as a sale rather than as a dividend distribution.

(a)           Substantially Disproportionate Test.  The receipt of cash by a shareholder will be substantially disproportionate with respect to the shareholder if the percentage of the outstanding shares actually and constructively owned by the shareholder immediately following the exchange of shares pursuant to the Offer (treating shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding shares actually and constructively owned by the shareholder immediately before the exchange (treating shares exchanged pursuant to the Offer as outstanding).

(b)           Complete Termination Test.  The receipt of cash by a shareholder will be a complete termination of the shareholder’s interest if either (i) all of the shares actually and constructively owned by the shareholder are sold pursuant to the Offer or (ii) all of the shares actually owned by the shareholder are sold pursuant to the Offer and the shareholder is eligible to waive, and effectively waives, the attribution of shares constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Code.  Shareholders considering making such an election should do so in consultation with their own tax advisors.

(c)           Not Essentially Equivalent to a Dividend Test.  The receipt of cash by a shareholder will not be essentially equivalent to a dividend if the shareholder’s exchange of shares pursuant to the Offer results in a “meaningful reduction” of the shareholder’s proportionate interest in us.  Whether the receipt of cash by a shareholder will result in a meaningful reduction of the shareholder’s proportionate interest will depend on the shareholder’s particular facts and circumstances.  However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation, who exercises no control over corporate affairs, may constitute such a “meaningful reduction.”  Shareholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.  In particular, depending on the total number of shares purchased pursuant to the Tender Offer, it is possible that a tendering shareholder’s percentage interest in us (including any interest attributable to shares constructively owned by the shareholder as a result of the ownership of options) could increase even though the total number of shares held by such shareholder decreases.

Shareholders should be aware that their ability to satisfy any of the foregoing tests also may be affected by proration pursuant to the Offer.  Therefore, unless a shareholder makes a conditional tender, the shareholder (other than an Odd Lot Holder who tenders all of his or her shares) can be given no assurance, even if the shareholder tenders all of the shareholder’s shares, that we will purchase a sufficient number of such shares to permit the shareholder to satisfy any of the foregoing tests.  Shareholders also should be aware that an acquisition or disposition of shares in the market or otherwise as part of a plan that includes the shareholder’s tender of shares pursuant to the Offer might be taken into account in determining whether any of the foregoing tests is satisfied.  Shareholders are urged to consult their own tax advisors with regard to whether acquisitions from or sales to third parties, including market sales, and a tender may be so integrated.

If any of the foregoing three tests is satisfied, the shareholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the shareholder’s tax basis in the shares sold.  Such gain or loss must be determined separately for each block of shares sold (i.e., shares that were acquired in a single transaction).  Therefore, a tendering shareholder may wish to calculate the various bases and holding periods of its shares, if such characteristics are not uniform, into account in determining which shares to tender.  Capital gain or loss generally will be long-term capital gain or loss if, at the time we accept the shares for payment, the shareholder held the shares for more than one year.  Capital gains of corporations generally are taxed at the federal income tax rates applicable to corporate ordinary income.

Treatment as a Dividend

If none of the Section 302 tests are satisfied and, as anticipated (although there can be no assurances), we have sufficient earnings and profits, a tendering shareholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the shareholder pursuant to the Offer.  This amount will not be reduced by the shareholder’s basis in the shares exchanged pursuant to the Offer, and (except as described below for corporate shareholders eligible for the dividends-received deduction) the shareholder’s basis in those shares will be added to the shareholder’s basis in his remaining shares.  No assurance can be given that any of the Section 302 tests will be satisfied as to any particular shareholder, and thus no assurance can be given that any particular shareholder will not be treated as having received a dividend taxable as ordinary income.  Any cash received for shares pursuant to the Offer in excess of our earnings and profits will be treated, first, as a non-taxable return of capital to the extent of the shareholder’s basis for such shareholder’s shares, and, thereafter, as a capital gain to the extent it exceeds such basis.

Special Rules for Corporate Shareholders

To the extent that the exchange of shares by a corporate shareholder is treated as a dividend, the shareholder generally will be entitled to a dividends-received deduction equal to 70% of the dividend, subject to applicable limitations, including those relating to “debt-financed portfolio stock” and to holding period requirements with respect to the tendered shares.  Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all shareholders, any amount treated as a dividend to a corporate shareholder generally is expected to constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code.  In that case, the corporate shareholder’s tax basis in its remaining shares (for purposes of determining gain or loss on a future disposition) generally will be reduced (but not below zero) by the amount of any “extraordinary dividend” not taxed because of the dividends-received deduction.  Any amount of the “extraordinary dividend” not taxed because of the dividends-received deduction in excess of the corporate shareholder’s tax basis for the remaining shares generally will be taxable as gain on the sale of shares.  Corporate shareholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of Section 1059 of the Code.

Backup Withholding

See Section 3 concerning the potential application of backup United States federal income tax withholding.

Shareholders Who Do Not Receive Cash Under Our Offer

Shareholders whose shares are not purchased by us under our Offer will not incur any tax liability as a result of the completion of our Offer.

The tax discussion set forth above is included for general information purposes only.  The tax consequences of a sale pursuant to this Offer may vary depending upon, among other things, the particular circumstances of the tendering shareholder.  No information is provided herein regarding the state, local or foreign tax consequences of the transaction contemplated by this Offer.  Shareholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to this Offer and the effect of the stock ownership attribution rules described above.

15.          EXTENSION OF THE OFFER; AMENDMENT; TERMINATION.

We expressly reserve the right, at any time or from time to time, in our sole discretion, to extend the period of time during which the Offer is open by making a public announcement thereof.  We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by making a public announcement of such termination or postponement.  Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rules 13e-4(f)(2) and 13e-4(f)(5) promulgated under the Exchange Act.  Rule 13e-4(f)(2) requires that we permit shareholders to withdraw shares tendered pursuant to the Offer: (i) at any time during the period the Offer remains open; and (ii) if not yet accepted for payment, after the expiration of 40 business days from the commencement of the Offer.  Rule 13e-4(f)(5) requires that we must either pay the consideration offered or return the shares tendered promptly after the termination or withdrawal of the Offer.  Subject to compliance with applicable law, we further reserve the right, in our sole discretion, at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of shares we may purchase or the price we may pay pursuant to the Offer.  Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 6:00 a.m., Pacific Time, on the next business day after the previously scheduled Expiration Date.  Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 13e-4 promulgated under the Exchange Act.  These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms of information.  If (i) we increase or decrease the price to be paid for shares, or we increase the number of shares being sought and any such increase in the number of shares being sought exceeds 2% of the outstanding shares, or we decrease the number of shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase of decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16.          SOLICITATION FEES AND EXPENSES.

We have retained Computershare to act as Depository in connection with the Offer.  The employees of Community Valley Bancorp, without additional compensation, may contact shareholders by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Offer to beneficial owners.  We will pay the Depository reasonable and customary compensation for its services, we will reimburse them specified reasonable out-of-pocket expenses and we will indemnify it against certain liabilities in connection with our Offer, including certain liabilities under the federal securities laws.  We will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies for soliciting tenders of shares under the Offer.  Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depository.  We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity.  We have not authorized any broker, dealer, commercial bank or trust company to act as our agent or the Depository for purposes of the Offer.  We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the related Letter of Transmittal.

17.          MISCELLANEOUS.

The Offer is not being made to, nor will we accept tenders from, holders of shares in any jurisdiction in which the Offer or its acceptance would not comply with federal or foreign securities or state Blue Sky laws of such jurisdiction.  We are not aware of any jurisdiction in which the making of the Offer or the tender of shares would not be in compliance with the laws of such jurisdiction.  However, we reserve the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  So long as we make a good faith effort to comply with any state law deemed applicable to the Offer, and it is determined that we cannot do so, we believe the exclusion of shareholders residing in such jurisdiction is permitted under Rule 13e- 4(f)(9) promulgated under the Exchange Act.

COMMUNITY VALLEY BANCORP
March 13, 2008

ADDITIONAL INFORMATION

The Letter of Transmittal and certificates for the shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or their nominee to Depository at the following address:

By Mail, Hand or Overnight Delivery to:

Computershare

350 Indiana Street, Suite 800

Golden, Colorado 80401

Telephone: (800) 962-4284

Additional copies of the Offer, the Letter of Transmittal or other tender offer materials, may be obtained from us and will be furnished to you at our expense.  Questions and requests for assistance may be directed to Community Valley Bancorp as the following address:

Gayle Lee

Community Valley Bancorp

6653 Clark Road

Paradise, California 95696928

Telephone: (530) 877-2506 ext. 3161

Shareholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Appendix A

February 8, 2008

Board of Directors

Community Valley Bancorp

1360 E. Lassen Avenue

Chico, California 95973

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the remaining holders of shares of common stock of Community Valley Bancorp, Chico, California (the “Company”) of the consideration to be paid by the Company in its tender offer for up to one million shares of the Company (the “Tender Offer”) for $13.00 per share.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1.               Participated in discussions with representatives of the Company concerning its financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2.               Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of the Company, including those included in the Company’s annual reports for the past three years and the Company’s quarterly reports for the past two years as well as other internally generated reports relating to asset/liability management, asset quality, and similar documents;

3.               Reviewed certain financial forecasts and projections of the Company, prepared by its management team;

4.               Reviewed reported market prices and historical trading activity of the Company’s common stock;

5.               Reviewed certain aspects of the financial performance of the Company and compared such financial performance of the Company with stock market data relating to the Company’s common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

6.               Participated in certain discussions and negotiations among representatives of the Company and its legal advisor;

7.               Reviewed the potential pro forma impact of the Tender Offer and;

8.               Reviewed such other information and performed such other studies and analyses as we considered relevant.

In giving our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by the Company and its representatives, and of the publicly available information that was reviewed by us.  We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the allowance for loan losses set forth in the balance sheet of the Company at December 31, 2007 is adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.  We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of the Company, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of the Company, were not furnished with any such evaluation or appraisal, and did not review any individual credit files.  Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes.  In rendering this fairness opinion, we have acted on behalf of the Board of Directors of the Company and will receive a fee for our services; such fee is not contingent upon the successful completion of the Tender Offer.

Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the consideration to be paid by the Company to holders of Company common stock in the Tender Offer and does not address the Company’s underlying business decision to proceed with the Tender Offer.  We have been retained on behalf of the Board of Directors of the Company, and our opinion does not constitute a recommendation to any director of the Company as to how such director should vote with respect to the Tender Offer.  Our opinion does not distinguish between compensation to be received by the public shareholders and that to be received by the Company’s officers, directors and employees.

2

During the two years preceding the date of the opinion, other than this engagement, Howe Barnes has not had a material relationship with the Company where compensation was received or that it contemplates will be received after closing of the transaction.  Howe Barnes provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may effect transactions and hold securities of the Company for its own account and for the accounts of customers.

Except as hereinafter provided, this opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent, which consent will not be unreasonably withheld, based upon review by us of the content of any such public reference, which shall be satisfactory to us in our reasonable judgment.  This letter is addressed and directed to the Board of Directors of the Company in your consideration of the Tender Offer.  The opinion herein expressed is intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any other person or entity, or for any other purpose without our written consent.  This opinion was approved by the fairness committee of Howe Barnes.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the consideration to be paid in the Tender Offer is fair, from a financial point of view, to the remaining holders of the Company common stock.

Sincerely,

HOWE BARNES HOEFER & ARNETT, INC.

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